EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2003

FIXED CHARGES:

Interest Expense	$45,256
Amortization of Debt Premium, Discount and Expense	715
Interest Component of Rentals	238

Total Fixed Charges	$46,209

EARNINGS:

Net Income before Dividends on Preferred stock	$99,310
Add:
Income Taxes Applicable to Utility Operating Income	65,262
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	253
Total Fixed Charges	46,209

Total Earnings	$211,034

Ratio of Earnings to Fixed Charges	4.6